

July 8, 2025

Ural Yal
Chief Executive Officer
Shimmick Corporation
530 Technology Drive
Suite 300
Irvine, CA 92618

   Re: Shimmick Corporation
     Registration Statement on Form S-3
     Filed July 3, 2025
     File No. 333-288513

Dear Ural Yal:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Holt at 202-551-6614 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Zachary J. Davis